Notice of Annual General Meeting

Resin Systems Inc.

Notice of the Annual General Meeting of Shareholders

to be held on June 3, 2008

The annual general meeting of the holders of common shares of Resin Systems Inc. (the "Company") will be held in the Macleod E4 Room at the TELUS Convention Centre, 120 – 9th Avenue S.E., Calgary, Alberta, on Tuesday, June 3, 2008, at 10:30 a.m., Calgary time, to:

1.

receive and consider our consolidated financial statements for the fiscal year ended December 31, 2007, together with the report of the auditors thereon;

2.

fix the number of directors to be elected at the meeting at six (6);

3.

elect six (6) directors for the ensuing year;

4.

appoint auditors for the ensuing year and to authorize the directors to fix their remuneration as such; and

5.

transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Only shareholders of record at the close of business on April 28, 2008 (the "Record Date") are entitled to notice of and to attend the meeting or any adjournment or adjournments thereof and to vote thereat unless after the Record Date a holder of record transfers his or her Common Shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests, not later than 10 days before the meeting, that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the meeting.

Shareholders may vote in person at the meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a shareholder) as their proxy to attend and vote in their place.

Shareholders unable to be present at the meeting are requested to date and sign the enclosed form of proxy and return it to our Corporate Secretary, c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.  In order to be valid, proxies must be received by Computershare Trust Company of Canada not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof.

The Information Circular relating to the business to be conducted at the meeting accompanies this Notice.

Dated at Calgary, Alberta this 28th day of April, 2008.

By order of the Board of Directors

(Signed)  Paul B. Giannelia

President and Chief Executive Officer